Exhibit 99.1

For Immediate Release

Company Contact: Mr. Guosheng Fu, Chief Executive Officer China Sun Group High-Tech Co. Tel: 86 411 8288 9800/8289 2736 (China) Email: ir@china-sun.cn Website: www.china-sun.cn	Investor Relations Contact: Mr. Mark Collinson, Partner CCG Investor Relations Tel: 310-954-1343 Email: mark.collinson@ccgir.com Website: www.ccgirasia.com

China Sun Group High-Tech Co. Announces Fiscal 2011 Q2 Results
•	Q2 revenue grew 25.0% to $12.6 million
•	Q2 Non-GAAP adjusted net income rose 35.0% to $2.7 million

Dalian, China January 13, 2011 - China Sun Group High-Tech Co. (OTC Bulletin Board: CSGH) ("China Sun Group" or the "Company"), a vertically integrated supplier of raw materials for rechargeable Lithium–ion (Li-ion) batteries in China, today reported fiscal 2011 Q2 financial results.
Fiscal Q2 Highlights

•	Q2 revenue was $12.6 million, increasing 25.0% year-over-year.
•	Q2 gross profit was $4.1 million increasing 34.3% year-over-year.
•	Q2 net income was $0.9 million, or $0.02 per diluted share.
•	Q2 non-GAAP net income, excluding share-based consultancy fees, was $2.7 million, or $0.05 per diluted share, increasing 35.0% year-over-year.

“China Sun Group’s Q2 performance was strong driven by an increase in customer demand for our products, primarily our new higher margin product lithium iron phosphate,” commented China Sun Group’s Chief Executive Officer, Mr. Guosheng Fu. “During the quarter, we signed a contract to supply 470 tons of lithium iron phosphate (LIP) to Henan Huanyu Sai Er New Energy Technology Co., Ltd. during calendar 2011.  We believe that we will continue to see significant opportunity for our new LIP product in the quarters ahead given the rapid development of China’s electric vehicle industry, and we are confident that we have the right strategy and operating systems in place to meet the growing demand for LIP.”

Fiscal Q2 Results

For the three months ended November 30, 2010, total revenue was $12.6 million, an increase of 25.0% year over year.  The increase in revenue was primarily attributable to increased customer demand resulting in an increase in sales volume.

Q2 tons sold	2010	2009
Cobaltosic oxide	297	274
Lithium iron phosphate	180	37

	Six months ended November 30, 2010 tons sold	Six Months ended November 30, 2009
Cobaltosic oxide	585	507
Lithium iron phosphate	313	37

Gross profit in Q2 was $4.1 million, an increase of 34.3% year-over-year. The increase in gross profit was primarily due to increased sales of LIP as well as an increase in overall sales volume.

Sales and marketing expenses in Q2 were $37,447, an increase of 25.5% year-over-year.  The increase was mainly due to an increase in sales.

General and administrative expenses in Q2 were $2.2 million, an increase of 694.1% year-over-year. The increase was primarily attributable to the payment of share-based consultancy fees of $1.8 million incurred during the quarter in connection with the issuance of 2,050,000 shares of common stock to certain consultants for advisory and professional services at the fair value of $0.87 per share.

Income from operations in Q2 was $1.8 million, a decrease of 33.1% year-over-year.  This decrease resulted primarily from the payment of share-based consultancy fees of $1.8 million incurred during the quarter. Excluding share-based consultancy fees, income from operations was $3.6 million, an increase of 33.0% year-over-year.

Net income in Q2 was $0.9 million, or $0.02 per diluted share, compared with net income of $2.0 million, or $0.04 per diluted share for the corresponding period in 2009. Non-GAAP net income excluding share-based consultancy fees was $2.7 million ($0.05 per diluted share) an increase of 35.0% year-over-year.

Six Months of Fiscal Year 2011 Results

For the six months ended November 30, 2010, total revenue was $24.4 million, an increase of 25.6% year-over-year. The increase in revenue is mainly attributable to contributions from the Company’s LIP product, introduced in September 2009. Gross profit for the six months ended November 30, 2010 was $7.8 million, up 27.7% from $6.1 million for the six months ending November 30, 2009. The increase in gross profit was primarily due to increased sales of our higher profit margin LIP product, driven by strong customer demand. Net income for the six months ended November 30, 2010 was $3.4 million, a decrease of 17.4% as compared to the net income of $4.1 million for the corresponding period a year ago.  The decrease was primarily attributable to the payment of share-based consultancy fees of $1.8 million during the six month period ended November 30, 2010. Excluding the share-based consultancy fees, non-GAAP adjusted net income for the six months ended November 30, 2010 was $5.2 million, or $0.10 per diluted share, an increase of 26.3%.

Financial Condition

As of November 30, 2010, cash and cash equivalents were $19.8 million, up 9.9% from $18.0 million on May 31, 2010.  Accounts receivable were $5.4 million at the end of the quarter, compared to $2.8 million at the end of May 2010.  The increase in cash and accounts receivable of approximately $2.5 million was primarily due to increased sales to customers. The Company had working capital of $23.9 million and a current ratio of 12.8.  Stockholders’ equity totaled $46.7 million, up from $40.5 million on May 31, 2010.

Net cash provided by operations was $1.4 million for the six months ended November 30, 2010, compared with net cash provided by operations of $4.8 million for the same period in 2009.

Business Outlook

China Sun had strong growth in the second quarter, primarily as a result of the new LIP supply agreement.  China Sun expects to add two additional LIP production lines by the end of May 30, 2011, which will increase the Company’s LIP production capacity. The Company reiterates its previous guidance of 2011 fiscal year revenues in the range of $56 million to $58 million, and non-GAAP adjusted net income to be in the range between $10 million and $11 million, excluding the cost of share-based consultancy fees.

Use of Non-GAAP Financial Measures

This press release contains non-GAAP financial measures that exclude the cost of share-based consultancy fees consisting of common stock issued to certain consultants for advisory and professional services. To supplement the Company's condensed consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of this item in this release. The Company's management believes that these non-GAAP measures provide investors with a better understanding of how the results relate to the Company's historical performance. A reconciliation of the adjustments to GAAP results appears in the table accompanying this press release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

About China Sun Group High-Tech Co.

China Sun Group High-Tech Co. ("China Sun Group") produces anode materials used in lithium ion batteries. Through its wholly-owned operating subsidiary, Dalian Xinyang High-Tech Development Co. Ltd ("DLX"), the Company primarily produces cobaltosic oxide and lithium cobalt oxide. According to the China Battery Industry Association, DLX has the second largest cobalt series production capacity in the People's Republic of China. Through its research and development division, DLX owns a proprietary series of nanometer technologies that supply state-of-the-art components for advanced lithium ion batteries. Leveraging its state-of-the-art technology, high-quality product line and scalable production capacity, the Company has recently diversified into the manufacture of LIP and plans to forward integrate to manufacture of power Li-ion batteries.  For more information, visit http://www.china-sun.cn.

Safe Harbor Statement

The statements contained herein that are not historical facts are considered "forward-looking statements." Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, statements regarding the Company’s expected growth in sales of LIP due to China’s expanding new energy automobile industry are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the effect of political, economic, and market conditions and geopolitical events; legislative and regulatory changes that affect our business; the availability of funds and working capital; the actions and initiatives of current and potential competitors; investor sentiment; and our reputation. We do not undertake any responsibility to publicly release any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this report. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events, which may cause actual results to differ from those expressed or implied by any forward-looking statements. The factors discussed herein are expressed from time to time in our filings with the Securities and Exchange Commission available at http://www.sec.gov.

FINANCIAL TABLES FOLLOW

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2010 AND 2009

	Three Months Ended November 30, 2010		Three Months Ended November 30, 2009
Net Income (Loss) Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Net Income - Non GAAP	$2,723,499	$0.05	$2,017,683	$0.04
Share based consultancy fee (1)	$1,783,500	$0.03	0
Net Income - GAAP	$939,999	$0.02	$2,017,683	$0.04
Weighted average number of shares - basic and diluted	55,017,415		53,422,971

	Six Months Ended November 30, 2010		Six Months Ended November 30, 2009
Net Income (Loss) Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Net Income - Non GAAP	$5,154,234	$0.10	$4,081,026	$0.08
Share based consultancy fee (1)	$1,783,500	$0.03	0
Net Income - GAAP	$3,370,734	$0.06	$4,081,026	$0.08
Weighted average number of Shares	54,220,193		53,422,971

(1) Share based consultancy fee consisted of 2,050,000 shares of common stock issued to certain consultants for advisory and professional services at the fair value of $0.87 per share on September 20, 2010

CHINA SUN GROUP HIGH-TECH CO.
GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2010 AND 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009

Revenues, net	$12,639,828	$10,110,020	$24,393,287	$19,423,356

Cost of revenue (inclusive of depreciation and amortization)	8,568,216	7,078,731	16,614,672	13,333,297

Gross profit	4,071,612	3,031,289	7,778,615	6,090,059

Operating expenses:
Sales and marketing	37,447	29,844	68,773	53,138
Research and development	32,514	25,598	53,447	51,173
General and administrative	2,195,429	276,478	2,595,814	518,156

Total operating expenses	2,265,390	331,920	2,718,034	622,467

INCOME FROM OPERATIONS	1,806,222	2,699,369	5,060,581	5,467,592

Other income:
Other income	44,432	-	44,432	-
Interest income	13,212	8,756	23,851	16,814

INCOME BEFORE INCOME TAXES	1,863,866	2,708,125	5,128,864	5,484,406

Income tax expense	(923,867)	(690,442)	(1,758,130)	(1,403,380)

NET INCOME	$939,999	$2,017,683	$3,370,734	$4,081,026

Other comprehensive income (loss):
- Foreign currency translation gain (loss)	944,317	64,313	1,051,560	(10,960)

COMPREHENSIVE INCOME	$1,884,316	$2,081,996	$4,422,294	$4,070,006

Net income per share – Basic and diluted	$0.02	$0.04	$0.06	$0.08

Weighted average common stock outstanding – Basic and diluted	55,017,415	53,422,971	54,220,193	53,422,971

CHINA SUN GROUP HIGH-TECH CO.
GAAP CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF NOVEMBER 30, 2010 AND MAY 31, 2010
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	November 30, 2010	May 31, 2010
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$19,797,412	$18,017,266
Accounts receivable, trade	5,428,311	2,793,038
Inventories	420,938	1,218,336
Deposits and prepayments	330,765	3,049

Total current assets	25,977,426	22,031,689

Non-current assets:
Technical know-how, net	2,445,764	2,475,298
Property, plant and equipment, net	20,292,073	20,567,954

TOTAL ASSETS	$48,715,263	$45,074,941

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$412,207	$2,127,244
Income tax payable	612,670	1,488,619
Other payables and accrued liabilities	1,009,703	984,189

Total liabilities	2,034,580	4,600,052

Commitments and contingencies

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 20,000,000 shares authorized; none of shares issued and outstanding, respectively	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 55,472,971 shares and 53,422,971 shares issued and outstanding, respectively	55,473	53,423
Additional paid-in capital	11,366,654	9,585,204
Accumulated other comprehensive income	4,094,904	3,043,344
Statutory reserve	2,277,365	2,277,365
Retained earnings	28,886,287	25,515,553

Total stockholders’ equity	46,680,683	40,474,889

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$48,715,263	$45,074,941

CHINA SUN GROUP HIGH-TECH CO.
GAAP CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2010 AND 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Six months ended November 30,
	2010	2009

Cash flows from operating activities:
Net income	$3,370,734	$4,081,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	810,149	573,949
Amortization of technical know-how	87,876	43,375
Shares issued for services, non-cash	1,783,500	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(2,537,625)	(86,566)
Inventories	816,781	1,264,253
Value-added tax receivable	-	417,912
Deposits and prepayments	(323,736)	(239,780)
Accounts payable, trade	(1,745,030)	(845,986)
Income tax payable	(900,803)	(55,746)
Other payables and accrued liabilities	5,717	(376,042)
Net cash provided by operating activities	1,367,563	4,776,395

Cash flows from investing activities:
Purchase of plant and equipment	(49,852)	(1,297,941)
Addition of construction in progress	-	(1,024,621)
Net cash used in investing activities	(49,852)	(2,322,562)

Effect of exchange rate changes on cash and cash equivalents	462,435	(1,815)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,780,146	2,452,018

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,017,266	9,209,953

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,797,412	$11,661,971

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$2,658,933	$1,459,125
Cash paid for interest	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Transfer from construction in progress to property, plant and equipment	$-	$2,560,385

######